UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NovaRay Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

Lynda L. Wijcik

Alexander E. Barkas
BioBridge LLC

15941 Overlook Drive

Los Gatos, CA 95070
(408) 867-5656

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BioBridge LLC (“BioBridge”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
945,498 shares, all of which are owned directly by BioBridge.  Lynda L. Wijcik (“Wijcik”) and Alexander E. Barkas (“Barkas”), the managing members of BioBridge, may be deemed to have shared voting power with respect to the shares held by BioBridge.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
945,498 shares, all of which are owned directly by BioBridge.  Wijcik and Barkas, the managing members of BioBridge, may be deemed to have shared dispositive power with respect to the shares held by BioBridge.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 945,498 shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lynda L. Wijcik (“Wijcik”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canadian citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,590,000 shares, all of which are owned directly by Wijcik.

8.

Shared Voting Power
945,489 shares, all of which are owned directly by BioBridge.  Wijcik, a managing member of BioBridge, may be deemed to have shared voting power with respect to the shares held by BioBridge.

	9.	Sole Dispositive Power 1,590,000 shares, all of which are owned directly by Wijcik.

10.

Shared Dispositive Power
945,489 shares, all of which are owned directly by BioBridge.  Wijcik, a managing member of BioBridge, may be deemed to have shared dispositive power with respect to the shares held by BioBridge.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,535,489 shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexander E. Barkas (“Barkas”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares.

8.

Shared Voting Power
945,489 shares, all of which are owned directly by BioBridge.  Barkas, a managing member of BioBridge, may be deemed to have shared voting power with respect to the shares held by BioBridge.

	9.	Sole Dispositive Power 0 shares.

10.

Shared Dispositive Power
945,489 shares, all of which are owned directly by BioBridge.  Barkas, a managing member of BioBridge, may be deemed to have shared dispositive power with respect to the shares held by BioBridge.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 945,489 shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This statement relates to the Common Stock, par value $0.0001 per share, of NovaRay Medical, Inc. (the “Issuer”). The principal executive offices of NovaRay are located at 1850 Embarcadero Road, Palo Alto, CA 94303.

Item 2.  Identity and Background

(a)                                 This Schedule is filed by BioBridge LLC (“BioBridge”), a Delaware limited liability company, Lynda L. Wijcik (“Wijcik”) and Alexander E. Barkas (“Barkas”). Wijcik and Barkas, the managing members of BioBridge, may be deemed to have shared power to vote and shared power to dispose of the shares owned by BioBridge.  The foregoing entity and individuals are collectively referred to as the “Reporting Persons.”

(b)                                 The address for each of the Reporting Persons is:

                                                                                                15941 Overlook Drive

Los Gatos, CA 95070

 (c)                               BioBridge is an investment vehicle for Wijcik and Barkas. Wijcik is the chairman of the board of directors of Issuer.

(d)                                 None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Wijcik is a Canadian citizen.  Barkas is a United States citizen.  BioBridge is a Delaware limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration

BioBridge and Wijcik previously held securities of NovaRay, Inc.  This filing on Schedule 13D is being made as the result of BioBridge and Wijcik receiving securities of the Issuer in connection with the merger of NovaRay, Inc. and Vision Acquisition I, Inc. (Vision Acquisition I, Inc. was re-named NovaRay Medical, Inc. immediately prior to such merger) (the “Merger”).  In connection with the Merger, Wijcik received 1,590,000 shares of the Issuer’s Common Stock in exchange for shares of NovaRay, Inc. Common Stock held by Wijcik and BioBridge received 945,489 shares of the Issuer’s Common Stock in exchange for shares of NovaRay, Inc. Common Stock held by BioBridge.  In addition, in connection with the Merger, debt in NovaRay, Inc. held by Wijcik and BioBridge was converted into shares of the Issuer’s Series A Preferred Stock and warrants to purchase shares of the Issuer’s Common Stock at an exercise price of $4.25 per share (the “Debt Conversion”).  In connection with the Debt Conversion, Wijcik received (i) 121,939 shares of the Issuers’s Series A Convertible Preferred Stock, and (ii) a warrant to purchase 40,646 shares of the Issuer’s Common Stock.   In connection with the Debt Conversion, BioBridge received (i) 99,132 shares of the Issuer’s Series A Convertible Preferred Stock, and (ii) a warrant to purchase 33,044 shares of the Issuer’s Common Stock.  Pursuant to the Conversion Agreements dated December 20, 2007 between the Issuer and BioBridge and Wijcik, copies of which are attached as exhibits to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 28, 2007, the Series A Convertible Preferred Stock and the warrants issued to Wijcik and BioBridge in connection with the Debt Conversion may not be converted into Common Stock or exercised, as the case may be, within sixty (60) days if such conversion or exercise would result in Wijcik or BioBridge owning more than 4.99% of the Issuer’s outstanding

Common Stock.

None of the consideration paid by the Reporting Persons was in the form of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the securities referenced herein for investment purposes.  There are no presently known plans or proposals that would result in: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any similar actions.

Item 5.  Interest in Securities of the Issuer

(a)

As of the date hereof, BioBridge is the beneficial owner of 945,489 shares of the Issuer’s Common  Stock.  This number represents 9.7% of the issued and outstanding shares of Common Stock based on 9,767,853 shares issued and outstanding as of December 27, 2007, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 28, 2007.  In addition, as set forth in Item 3 above, BioBridge holds 99,132 shares of the Issuer’s Series A Convertible Preferred Stock and a warrant to purchase 33,044 shares of the Issuer’s Common Stock.  Such shares of Series A Convertible Preferred Stock and warrants may not be converted into Common Stock or exercised, as the case may be, within sixty (60) days if such conversion or exercise would result in BioBridge owning more than 4.99% of the Issuer’s outstanding Common Stock.

As of the date hereof, Wijcik is the beneficial owner of 2,535,489 shares of the Issuer’s Common  Stock, of which 945,489 shares are owned of record by BioBridge and 1,590,000 are owned of record by Wijcik.  This number represents 26.0% of the issued and outstanding shares of Common Stock based on 9,767,853 shares issued and outstanding as of December 27, 2007, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 28, 2007.  In addition, as set forth in Item 3 above, Wijcik holds 121,939 shares of the Issuer’s Series A Convertible Preferred Stock and (ii) a warrant to purchase 40,646 shares of the Issuer’s Common Stock.  Such shares of Series A Convertible Preferred Stock and warrants may not be converted into Common Stock or exercised, as the case may be, within sixty (60) days if such conversion or exercise would result in Wijcik owning more than 4.99% of the Issuer’s outstanding Common Stock.

As of the date hereof, Barkas is the beneficial owner of 945,489 shares of the Issuer’s Common  Stock, all of which shares are owned of record by BioBridge.  This number represents 9.7% of the issued and outstanding shares of Common Stock based on 9,767,853 shares issued and outstanding as of December 27, 2007, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 28, 2007.  In addition, as set forth in Item 3 above, BioBridge holds 99,132 shares of the Issuer’s Series A Convertible Preferred Stock and a warrant to purchase 33,044 shares of the Issuer’s Common Stock.  Such shares of Series A Convertible Preferred Stock and warrants may not be converted into Common Stock or exercised, as the case may be, within sixty (60) days if such conversion or exercise would result in BioBridge owning more than 4.99% of the Issuer’s outstanding Common Stock.

(b)

Wijcik has the sole power to vote or direct the vote of the 1,590,000 shares of Common Stock held by her and has the sole power to dispose or to direct the disposition of the 1,590,000 shares of Common Stock held by her.

Wijcik and Barkas are the managing members of BioBridge and, as such, may be deemed to have shared power to vote or direct the vote of the 945,489 shares of Common Stock held by BioBridge and may be deemed to have shared power to dispose or to direct the disposition of the 945,489 shares of Common Stock held by BioBridge.

(c)                                  None other than as described in Item 3.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to: transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description
2.1

Agreement and Plan of Merger, dated December 26, 2007, by and among Vision Acquisition I, Inc., NovaRay, Inc. and Vision Acquisition Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 to the NovaRay Medical, Inc. Form 8-K filed on December 28, 2007).

10.8

Series A Convertible Preferred Stock and Warrant Purchase Agreement, dated December 27, 2007, among NovaRay Medical, Inc. and The Purchasers Listed on Exhibit A (incorporated by reference to Exhibit 10.8 to the NovaRay Medical, Inc. Form 8-K filed on December 28, 2007).

Exhibit A	Agreement of Joint Filing

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2008
BIOBRIDGE LLC
	By:	Lynda L. Wijcik,
its managing member

	By:	/s/ Lynda L. Wijcik
Lynda L. Wijcik

LYNDA L. WIJCIK

/s/ Lynda L. Wijcik

ALEXANDER E. BARKAS

/s/ Alexander E. Barkas

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	10

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of NovaRay Medical, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: January 7, 2008
BIOBRIDGE LLC
	By:	Lynda L. Wijcik,
its managing member

	By:	/s/ Lynda L. Wijcik
Lynda L. Wijcik

LYNDA L. WIJCIK

/s/ Lynda L. Wijcik

ALEXANDER E. BARKAS

/s/ Alexander E. Barkas